[redacted]

04002739

PB 2/26 8-48268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NSA Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 East Woodfield Road, Suite 520
(No. and Street)

Schaumburg	Illinois	60173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk C. Salberg **847-517-2400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company LLP
(Name – *if individual, state last, first, middle name*)

2100 Clearwater Drive	Oak Brook	Illinois	60523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NSA Securities Corporation** , as of **December 31,** , 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, XXXXXXXXXXXX:

____

____

____

Signature

Executive Vice President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NSA Securities Corporation

Financial Statements
and
Independent Auditor's Report
For the Year Ended
December 31, 2003

Wolf & Company LLP
Certified Public Accountants

CONTENTS

Wolf & Company LLP
Certified Public Accountants

A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
NSA Securities Corporation
Schaumburg, Illinois

We have audited the accompanying statements of financial condition of NSA SECURITIES CORPORATION as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSA Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company LLP

Oak Brook, Illinois
February 6, 2004

2100 Clearwater Drive ▵ Oak Brook, Illinois 60523-1927
630.545.4500 *main* ▵ 630.574.7818 *fax* ▵ www.wolfcpa.com

NSA SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
Current assets:		
Cash	$ 134,978	$ 140,621
Money market account	52,432	32,308
Deposit with clearing organizations - money market account	25,000	25,000
Commissions receivable	159,250	160,371
Other receivables	29,620	51,261
Prepaid income taxes	1,326	2,598
	$ 402,606	$ 412,159

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2003	December 31, 2002
Current liabilities:		
Accounts payable	$ 43,513	$ 93,741
Commissions payable	155,535	128,588
Total current liabilities	199,048	222,329
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	5,000	5,000
Additional paid-in capital	20,953	20,953
Retained earnings	177,605	163,877
	203,558	189,830
	$ 402,606	$ 412,159

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION

STATEMENTS OF INCOME

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Revenues:		
Brokerage commissions	$ 426,099	$ 241,526
Insurance commissions	717,864	744,268
Management fee	810,249	981,805
Mutual fund commissions	319,095	309,507
Pension revenue	69,691	145,024
Investment income	1,728	3,343
License fee income	19,000	22,000
	2,363,726	2,447,473
Expenses:		
Commissions	1,513,663	1,478,748
Management service fees	832,742	945,129
	2,346,405	2,423,877
Income before income taxes	17,321	23,596
Income taxes	3,593	5,696
Net income	$ 13,728	$ 17,900
Earnings per common share	$ 137.28	$ 179.00

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2002	$ 5,000	$ 20,953	$ 145,977
Net income	-	-	17,900
Balance, December 31, 2002	5,000	20,953	163,877
Net income	-	-	13,728
Balance, December 31, 2003	$ 5,000	$ 20,953	$ 177,605

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2003	2002
Cash flows from operating activities:		
Net income	$ 13,728	$ 17,900
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease in commissions receivable	1,121	98,329
Decrease (increase) in other receivables	21,641	(28,339)
Decrease (increase) in prepaid income taxes	1,272	(2,598)
Decrease in accounts payable	(50,228)	(87,054)
Increase (decrease) in commissions payable	26,947	(54,559)
Decrease in accrued income taxes	-	(1,816)
Net cash provided by (used in) operating activities	14,481	(58,137)
Cash provided by (used in) investing activities:		
Net change in money market account	(20,124)	34,075
Net decrease in cash	(5,643)	(24,062)
Cash at beginning of year	140,621	164,683
Cash at end of year	$ 134,978	$ 140,621
Supplemental disclosure of cash flow information:		
Cash payment for:		
Income taxes	$ 3,160	$ 10,110

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations - NSA Securities Corporation (the "Company") was incorporated in the State of Illinois on March 1, 1995 and became registered with the National Association of Securities Dealers on December 8, 1995. The Company is an introducing broker-dealer which clears security transactions through a fully disclosed clearing broker-dealer for various clients and registered representatives. The Company also provides investment supervision and money management services for its clients.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings Per Share - Earnings per share are computed by dividing net income by the weighted average number of shares outstanding.

2. Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

3. Deposit with Clearing Organizations

The Company is required to maintain a deposit with the clearing organizations. At December 31, 2003 and 2002, the deposit balances of $25,000 are restricted for that purpose.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (Uniform Net Capital) of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $174,570 and $150,222 which was $161,301 and $135,401, respectively, in excess of its required net capital of $13,269 and $14,821, respectively. The Company's net capital ratio was 1.14 to 1 at December 31, 2003 and 1.48 to 1 at December 31, 2002.

5. Income Taxes

Income tax expense consists of the following:

	2003	2002
Current:		
Federal	$ 2,422	$ 3,704
States	1,171	1,992
	$ 3,593	$ 5,696

The reasons for the difference between the provision for income taxes and federal income taxes at statutory rates of 34% were as follows:

	2003	2002
Federal income taxes at statutory rate	$ 5,889	$ 8,023
State income taxes, net of federal income tax benefit	773	1,315
Surtax	(3,069)	(3,642)
	$ 3,593	$ 5,696

6. Affiliation

NSA Securities Corporation is affiliated with Northern Securities Analysts, Inc. through common ownership.

For the years ended December 31, 2003 and 2002, NSA Securities Corporation paid Northern Securities Analysts, Inc. management service fees in the amount of $832,742 and $945,129, respectively. The amount due Northern Securities Analysts, Inc. at December 31, 2003 and 2002 was $43,513 and $93,741, respectively. The management service fees cover administrative and overhead expenses paid by Northern Securities Analysts, Inc.

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

The Board of Directors
NSA Securities Corporation
Schaumburg, Illinois

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, on page 9, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company LLP

Oak Brook, Illinois
February 6, 2004

NSA SECURITIES CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1

December 31, 2003

Line		
1	Total stockholder's equity from Statement of Financial Condition	$ 203,558
2	Deduct ownership equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	203,558
6 a	Deduction - total nonallowance assets from Statement of Financial Condition	28,946
8	Net capital before haircuts on securities position	174,612
9	Haircuts on securities	42
10	Net capital	$ 174,570

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3

11	Minimum net capital required	$ 13,269
12	Minimum dollar net capital required of reporting broker or dealer	5,000
13	Net capital requirement	13,269
14	Excess net capital	161,301
15	Excess net capital at 1,000% (174,570 - 10% of 199,048)	154,665
16	Total aggregate indebtedness liabilities from Statement of Financial Condition and total aggregate indebtedness	199,048
20	Percentage of aggregate indebtedness to net capital	1.14 to 1
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

Wolf & Company LLP
Certified Public Accountants

A Wolf Financial Group Member

NSA Securities Corporation
1300 East Woodfield Road, Suite 520
Schaumburg, Illinois 60173

Attn: Mr. Dirk C. Salberg

Re: Supplement to Audit Report of NSA Securities Corporation for the year ended December 31, 2003

Gentlemen:

We have audited the statement of financial condition as of December 31, 2003 and the related statements of income, cash flows, changes in stockholder's equity, and related schedules for the year then ended in accordance with generally accepted auditing standards, and have issued our report thereon dated February 6, 2004.

Our audit of the financial records of NSA Securities Corporation for the year ended December 31, 2003 included a review of its accounting system, internal accounting controls, and applicable procedures for safeguarding securities with appropriate tests thereof for the year then ended.

In connection with our audit, we ascertained that, as of the audit date, the Company was in compliance with the conditions for exemption from Rule 15c-3-3 pursuant to paragraph (k)(2) of the Rule and no facts came to our attention indicating that the exemption had not been complied with during the period examined.

Reconciliation between the audited computation of net capital and the broker-dealer's corresponding unaudited Part II of Part IIA is not required, since no material difference exists.

Additionally, we found no material inadequacy in the accounting systems, internal accounting controls, the applicable procedures for safeguarding securities or the applicable practices and procedures referred to in paragraph (g)(I), (ii), (iii) or (iv) of Rule 17a-5.

This report is intended solely for the use of management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company LLP

Oak Brook, Illinois
February 6, 2004

2100 Clearwater Drive ▵ Oak Brook, Illinois 60523-1927
630.545.4500 *main* ▵ 630.574.7818 *fax* ▵ www.wolfcpa.com